UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 1-11176

GRUPO SIMEC S.A.B. DE C.V.

(exact name of the Registrant as specified in its charter)

Group Simec

(translation of Registrant’s name into English)

Av. Lázaro Cárdenas 601

Colonia la Nogalera

Guadalajara, Jalisco

México 44440

(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes [_]	No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes [_]	No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No [X]

PRESS RELEASE	Contact:	Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
+52 55 1165 1025
+52 33 3770 6734

GRUPO SIMEC ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 2017 WITH THE SEC

Guadalajara, Jalisco, May 22, 2018. In accordance with the requirements of the NYSE MKT (“NYSE”) Company Guide, Grupo Simec, S.A.B. de C.V. (the “Company”) announces that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”) on May 16, 2018, and it filed an amendment to the Form 20-F (the “Amended Form 20-F”) on May 18, 2018.

On May 16, 2018, the Company received a filing delinquency notification from NYSE as a result of its failure to timely file a complete Form 20-F. As a result of the filing of the Amended Form 20-F, the filing delinquency has been cured and the Company is now in compliance with the NYSE listing standards.

The Amended Form 20-F is available online at www.gsimec.com.mx. In addition, the Amended Form 20-F is available on the website of the SEC at www.sec.gov.

Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

About Grupo Simec

Grupo Simec is a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. Grupo Simec is also an important producer of structural and light structural steel products in Mexico in terms of sales volume. Grupo Simec’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Its structural steel products are mainly used in the residential and non-residential construction market and other construction applications.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 22, 2018

GRUPO SIMEC, S.A.B. DE C.V.
(Registrant)

By:	/s/ Luis García Limón
Name:	Luis García Limón
Title:	Chief Executive Officer